QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENT OF INCOME

(US$ millions except for per share amounts, unaudited)

	Three Months ended June 30		Six Months ended June 30
	2006	2005	2006	2005
Revenues	$3,948	$2,052	$6,806	$3,946

Operating expenses
Mining, processing and refining costs	825	643	1,568	1,238
Purchased raw materials	1,723	799	2,930	1,521
Depreciation, amortization and accretion	159	147	328	265

	2,707	1,589	4,826	3,024

Income generated by operating assets	1,241	463	1,980	922
Interest expense, net	45	37	77	65
Corporate and general administration	39	19	63	36
Research, development and exploration	16	16	27	27
Minority interest in earnings of subsidiaries	3	55	5	149

Income before undernoted	1,138	336	1,808	645
Other expense (income)	4	1	(10)	10
Tax expense	406	133	628	257

Net income	$728	$202	$1,190	$378
Dividends on preferred shares	6	4	12	7

Net Income attributable to common shares	$722	$198	$1,178	$371

Net income per common share
Basic	$1.94	$0.62	$3.17	$1.20

Diluted	$1.91	$0.61	$3.12	$1.19

Basic weighted average number of shares — 000s	372,750	322,566	372,243	309,782
Diluted weighted average number of shares — 000s	380,048	329,262	379,161	316,552

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(US$ millions, unaudited)

	Three Months ended June 30		Six Months ended June 30
	2006	2005	2006	2005
Cash realized from (used for):
Operations
Net income	$728	$202	$1,190	$378
Charges (credits) not affecting cash:
Depreciation and amortization	130	131	288	256
Future taxes	101	49	164	124
Minority interest	3	55	5	149
Foreign exchange, and other	40	(13)	23	(32)

	1,002	424	1,670	875
Net change in accounts receivable, inventories and payables	(308)	(70)	(630)	(136)

Cash from operations	694	354	1,040	739

Investment activities
Capital investments	(215)	(162)	(371)	(272)
Investments and advances	(1)	(2)	(1)	(5)
Proceeds on dispositions	2	3	13	6

Cash used in investment activities	(214)	(161)	(359)	(271)

Financing activities
Long-term debt, including current portion
Issued	—	501	1	514
Repaid	(27)	(125)	(84)	(279)
Repayment of preferred share liabilities	(750)	—	(750)	—
Issue of shares — common	4	4	18	12
Share purchase plan repayment	—	2	—	2
Dividends paid	(46)	(31)	(91)	(64)
Issue of shares — minority shareholders	—	2	—	18
Dividends paid to minority shareholders	—	(29)	—	(38)

Cash from (used in) financing activities	(819)	324	(906)	165

Increase (decrease) in cash and cash equivalents	(339)	517	(225)	633
Cash and cash equivalents, beginning of period	1,000	1,000	886	884

Cash and cash equivalents, end of period	$661	$1,517	$661	$1,517

FALCONBRIDGE LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	June 30, 2006	December 31, 2005
Assets
Current assets
Cash and cash equivalents	$661	$886
Accounts receivable	1,673	1,007
Metals and other inventories	2,196	1,708

	4,530	3,601
Operating capital assets	5,909	6,803
Development projects	1,836	1,707
Investments and other assets	423	307
Goodwill	529	—

	$13,227	$12,418

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$2,202	$1,691
Debt due within one year	351	353

	2,553	2,044
Long-term debt	2,516	2,598
Preferred share liabilities	132	876
Future income taxes	941	1,156
Asset retirement obligation, pension and other provisions	669	659
Stockholders' interests:
Interests of other shareholders	243	54
Shareholders' equity	6,173	5,031

	$13,227	$12,418

FALCONBRIDGE PRODUCTION AND SALES VOLUMES
SUMMARY FOR THREE MONTHS ENDING JUNE 30

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
	2006 Q2	2005 Q2	2006 Q2	2005 Q2	2006 Q2	2005 Q2	2006 Q2	2005 Q2	2006 Q2	2005 Q2
	(tonnes or thousands of ounces)
PRODUCTION (contained basis)
Mine
Copper	107,547	101,682	8,121	9,496	2,291	1,626	—	—	117,959	112,804
Nickel	—	—	13,023	13,008	—	—	—	—	13,023	13,008
Ferronickel	—	—	7,488	7,675	—	—	—	—	7,488	7,675
Zinc	42,324	55,077	—	—	69,041	72,001	—	—	111,365	127,078
Lead	—	—	—	—	19,307	20,449	—	—	19,307	20,449
Bauxite (tonnes of bauxite)	—	—	—	—	—	—	628,548	478,292	628,548	478,292
Alumina (contained Al)	—	—	—	—	—	—	151,908	148,741	151,908	148,741
Molybdenum	949	492	—	—	—	—	—	—	949	492
Cobalt	—	—	289	303	—	—	—	—	289	303
Silver	1,566	1,869	—	—	1,764	1,768	—	—	3,330	3,637
Smelter
Copper — anodes	146,269	148,978	—	—	—	—	—	—	146,269	148,978
Refined
Copper — cathodes	144,476	124,713	10,250	9,700	—	—	—	—	154,726	134,413
Nickel	—	—	19,579	21,181	—	—	—	—	19,579	21,181
Ferronickel	—	—	7,488	7,675	—	—	—	—	7,488	7,675
Zinc	40,023	35,573	—	—	17,275	17,173	—	—	57,298	52,746
Lead	—	—	—	—	19,998	22,950	—	—	19,998	22,950
Aluminum	—	—	—	—	—	—	63,364	61,705	63,364	61,705
Molybdenum	—	—	—	—	—	—	—	—	—	—
Cobalt	—	—	1,221	1,225	—	—	—	—	1,221	1,225
Silver	8,003	9,063	—	—	—	—	—	—	8,003	9,063
Gold	241	245	—	—	—	—	—	—	241	245
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	48,668	43,548	48,668	43,548

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
	2006 Q2	2005 Q2	2006 Q2	2005 Q2	2006 Q2	2005 Q2	2006 Q2	2005 Q2	2006 Q2	2005 Q2
	(tonnes or thousands of ounces)
SALES(1) (payable basis)
Mine
Copper	53,258	49,740	—	5,479	—	—	—	—	53,258	55,219
Nickel	—	—	—	—	—	—	—	—	—	—
Zinc	6,703	10,687	—	—	110,549	90,659	—	—	117,252	101,346
Lead	—	—	—	—	6,110	3,522	—	—	6,110	3,522
Bauxite (tonnes of bauxite)	—	—	—	—	—	—	250,248	243,514	250,248	243,514
Alumina (contained Al)	—	—	—	—	—	—	87,314	89,943	87,314	89,943
Molybdenum	1,039	587	—	—	—	—	—	—	1,039	587
Cobalt	—	—	—	—	—	—	—	—	—	—
Silver	290	383	—	—	334	226	—	—	624	609
Smelter
Copper — anodes	47,895	41,526	—	—	—	—	—	—	47,895	41,526
Refined
Copper — cathodes	145,816	114,679	10,310	9,997	—	—	—	—	156,126	124,676
Nickel	—	—	20,065	22,002	—	—	—	—	20,065	22,002
Ferronickel	—	—	7,853	6,738	—	—	—	—	7,853	6,738
Zinc	38,747	32,319	—	—	—	—	—	—	38,747	32,319
Lead	—	—	—	—	19,938	22,435	—	—	19,938	22,435
Aluminum	—	—	—	—	—	—	57,618	57,290	57,618	57,290
Cobalt	—	—	931	1,169	—	—	—	—	931	1,169
Silver	7,881	9,166	—	—	—	—	—	—	7,881	9,166
Gold	189	202	—	—	—	—	—	—	189	202
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	48,668	43,548	48,668	43,548

REALIZED PRICES(2)	2006 Q2	2005 Q2	Louvicourt Mine Production — 2005
Copper (US$/lb)	3.39	1.57	Not included in the above totals are Falconbridge's share of production from the now closed
Nickel (US$/lb)	9.00	7.64	Louvicourt copper/zinc mine. The Louvicourt mine produced the following volumes
Ferronickel (US$/lb)	8.19	7.55	of metal contained in concentrate that was transferred to the Horne smelter.
Zinc (US$/lb)	1.55	0.63
Lead (US$/lb)	0.57	0.50	(Falconbridge's equity share of contained tonnes or millions of ounces)
Aluminum (US$/lb)	1.25	0.90	Production:	Q2 — 2005
Molybdenum (US$/lb)	24.22	34.64	Copper	3,959
Cobalt (US$/lb)	14.21	15.48	Zinc	2,539
Silver (US$/oz)	12.05	7.06	Silver	103
Gold (US$/oz)	626.23	419.74
REALIZED EXCHANGE RATE
US$ equivalent of Cdn$1.00	0.89	0.80

Note: 2005 production and sales figures have been restated to conform to the current year's presentation.

Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers.

Note 2: Realized prices are the average from all sales across all business units

Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations >> Quarterly Earnings section.

FALCONBRIDGE PRODUCTION AND SALES VOLUMES
SUMMARY FOR YEAR TO DATE SIX MONTHS ENDING JUNE 30

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit
	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD	TOTAL 2006 6 mo. YTD	TOTAL 2005 6 mo. YTD
	(tonnes or thousands of ounces)
PRODUCTION (contained basis)
Mine
Copper	212,381	208,620	17,021	18,057	4,597	2,961	—	—	233,999	229,638
Nickel	—	—	25,662	27,058	—	—	—	—	25,662	27,058
Ferronickel	—	—	14,367	14,149	—	—	—	—	14,367	14,149
Zinc	79,887	102,675	—	—	133,851	139,068	—	—	213,738	241,743
Lead	—	—	—	—	38,312	39,342	—	—	38,312	39,342
Bauxite (tonnes of bauxite)	—	—	—	—	—	—	1,256,079	941,209	1,256,079	941,209
Alumina (contained Al)	—	—	—	—	—	—	297,839	299,617	297,839	299,617
Molybdenum	1,791	923	—	—	—	—	—	—	1,791	923
Cobalt	—	—	576	608	—	—	—	—	576	608
Silver	3,434	3,618	—	—	3,471	3,406	—	—	6,905	7,024
Smelter
Copper — anodes	297,436	274,589	—	—	—	—	—	—	297,436	274,589
Refined
Copper — cathodes	287,546	246,298	20,329	18,652	—	—	—	—	307,875	264,950
Nickel	—	—	41,126	42,637	—	—	—	—	41,126	42,637
Ferronickel	—	—	14,367	14,149	—	—	—	—	14,367	14,149
Zinc	77,359	73,538	—	—	32,696	33,886	—	—	110,055	107,424
Lead	—	—	—	—	42,397	44,544	—	—	42,397	44,544
Aluminum	—	—	—	—	—	—	125,698	123,078	125,698	123,078
Molybdenum	—	—	—	—	—	—	—	—	—	—
Cobalt	—	—	2,531	2,555	—	—	—	—	2,531	2,555
Silver	16,943	17,273	—	—	—	—	—	—	16,943	17,273
Gold	469	458	—	—	—	—	—	—	469	458
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	95,081	89,162	95,081	89,162

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit
	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD	TOTAL 2006 6 mo. YTD	TOTAL 2005 6 mo. YTD
	(tonnes or thousands of ounces)
SALES(1) (payable basis)
Mine
Copper	123,285	109,385	2,516	12,158	—	—	—	—	125,801	121,543
Nickel	—	—	—	—	—	—	—	—	—	—
Zinc	13,038	25,837	—	—	178,908	185,482	—	—	191,946	211,319
Lead	—	—	—	—	12,741	8,273	—	—	12,741	8,273
Bauxite (tonnes of bauxite)	—	—	—	—	—	—	501,469	451,066	501,469	451,066
Alumina (contained Al)	—	—	—	—	—	—	174,155	179,598	174,155	179,598
Molybdenum	1,978	1,179	—	—	—	—	—	—	1,978	1,179
Cobalt	—	—	—	—	—	—	—	—	—	—
Silver	749	763	—	—	732	554	—	—	1,481	1,317
Smelter
Copper — anodes	108,315	72,724	—	—	—	—	—	—	108,315	72,724
Refined
Copper — cathodes	296,189	234,630	20,963	18,795	—	—	—	—	317,152	253,425
Nickel	—	—	41,437	43,268	—	—	—	—	41,437	43,268
Ferronickel	—	—	16,087	13,253	—	—	—	—	16,087	13,253
Zinc	73,899	73,251	—	—	—	—	—	—	73,899	73,251
Lead	—	—	—	—	42,968	44,158	—	—	42,968	44,158
Aluminum	—	—	—	—	—	—	114,037	113,918	114,037	113,918
Cobalt	—	—	2,003	2,043	—	—	—	—	2,003	2,043
Silver	16,452	17,480	—	—	—	—	—	—	16,452	17,480
Gold	347	386	—	—	—	—	—	—	347	386
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	95,081	89,162	95,081	89,162

REALIZED PRICES(2)	2006 6 mo. YTD	2005 6 mo. YTD	Louvicourt Mine Production — 2005
Copper (US$/lb)	2.82	1.55	Not included in the above totals are Falconbridge's share of production from the now closed
Nickel (US$/lb)	7.89	7.34	Louvicourt copper/ zinc mine. The Louvicourt mine produced the following volumes
Ferronickel (US$/lb)	7.39	7.13	of metal contained in concentrate that was transferred to the Horne smelter.
Zinc (US$/lb)	1.32	0.63
Lead (US$/lb)	0.61	0.50	(Falconbridge's equity share of contained tonnes or millions of ounces)
Aluminum (US$/lb)	1.20	0.91	Production:	YTD — 2005
Molybdenum (US$/lb)	23.23	32.54	Copper	7,280
Cobalt (US$/lb)	13.25	16.32	Zinc	5,127
Silver (US$/oz)	10.65	7.08	Silver	169
Gold (US$/oz)	592.38	426.80
REALIZED EXCHANGE RATE
US$ equivalent of Cdn$1.00	0.88	0.81

Note: 2005 production and sales figures have been restated to conform to the current year's presentation.

Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers.

Note 2: Realized prices are the average from all sales across all business units

Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations >> Quarterly Earnings section.

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of US dollars, except per share amounts and as otherwise indicated)
(Unaudited)

1.     Accounting Policies

        These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in Falconbridge Limited's 2005 annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with Falconbridge's audited annual consolidated financial statements and the accompanying notes included in the 2005 Annual Report.

        As is further described in Note 2, during 2005 Noranda Inc. ("Noranda") acquired all of the issued and outstanding common shares of Falconbridge Limited ("the former Falconbridge") that it did not previously own. On June 30, 2005, Noranda amalgamated with the former Falconbridge and the newly amalgamated company ("Falconbridge" or the "Company") was continued under the name Falconbridge Limited.

2.     Business Combination

        On June 30, 2005, the Company completed the two-step acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own, pursuant to the offer to purchase dated March 9, 2005. The acquisition was completed by way of an amalgamation of Noranda Inc. and the former Falconbridge Limited ("the Amalgamation") and the newly amalgamated company is continued under the name, Falconbridge Limited. The acquisition was done on a share-exchange basis with one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The former Falconbridge is a producer of nickel, copper, cobalt and platinum and has mining and metallurgical operations mainly in Canada and South America.

        The first step of the acquisition was completed on May 5, 2005 when the Company successfully acquired 32.3% of all the issued and outstanding common shares of the former Falconbridge, increasing its ownership to 90.8% of the outstanding former Falconbridge common shares. On June 30, 2005, the Company completed the second step of the acquisition by proceeding with its intent to acquire the remaining 9.2% of the former Falconbridge common shares and assumed 100% of the preferred shares and stock options obligations of the former Falconbridge. The results of operation of the former Falconbridge from January 1, 2005 to May 4, 2005 have been included in the Company's consolidated statements of earnings at 58.5% and from May 5, 2005 to June 30, 2005 at 90.8%. Beginning July 1, 2005, 100% of the results from operations have been included in the Company's consolidated statement of earnings.

2.     Business Combination — continued

        The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed on the date of acquisition. Any excess of purchase cost over the net identifiable tangible and intangible assets acquired represents goodwill. The Company has finalized the allocation of the purchase price related to this acquisition during the quarter. The impact of the finalization of the purchase price allocation on June 30, 2006 from the preliminary purchase price allocation is to decrease operating capital assets by $789, decrease development projects by $266, increase investments and other assets by $116 million, increase goodwill by $529 and decrease future income taxes by $410. The following table represents the allocation of the purchase consideration to assets and liabilities acquired, based on their fair values.

US$ millions except share price and number of shares
Calculation of allocation of purchase price:
Common shares of the Company issued to the former Falconbridge shareholders	132,840,681
The average closing market price of the Company's shares over the six trading days from March 4 through March 11, 2005 (the purchase offer announcement date was March 9, 2005)	$19.07

Fair value of the Company's common stock issued	$2,534
Fair value of options to be assumed by the Company (24% vested)	6
Direct acquisition costs incurred by the Company	22

Total purchase price	$2,562

Fair value of assets acquired by the Company
Cash and cash equivalents	353
Accounts receivable	178
Metals and other inventories	308
Operating capital assets	2,366
Development projects	299
Investments and other assets	161
Goodwill	529
Fair value of liabilities assumed by the Company
Accounts and taxes payable	(177)
Debt due within one year	(106)
Long-term debt	(480)
Future income taxes	(467)
Asset retirement obligation, pension and other provisions	(257)
Interests of other shareholders	(15)
Preferred shares assumed by the company	(130)

Net assets purchased	$2,562

3.     Stock-Based Compensation

        The Company has a stock option plan through which options are granted to directors, officers and employees for the purchase of common shares. On the date of grant, the value associated with granted stock options is established using the Black-Scholes valuation model. The value is being charged to net income over its vesting periods.

        No new stock options were granted by the Company during the three months ended June 30, 2006. Corporate and general administration, for the three and six months ended June 30, 2006, include compensation costs of $2 and $4 (2005 — $1 and $2, respectively), relating to outstanding options.

4.     Exchange Gains and Losses on Hedges of Foreign-denominated Exposures

        The majority of the Company's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of the Company's assets are also denominated in their local currency and exposed to exchange volatility. From time to time, the Company may hedge its local currency costs using foreign currency exchange contracts.

        The Company's operating costs for the three and six months ended June 30, 2006 include realized exchange losses of $nil and $1 (2005 — gains of $12 and $32, respectively) from the settlement of various cost hedge contracts.

        Hedges of the foreign currency denominated monetary assets and liabilities, generated gains of $31 and $44 (2005 — losses of $11 and $10, respectively) for the three and six months ended June 30, 2006.

5.     Capitalized Interest

        During the three and six months ended June 30, 2006, the Company capitalized $19 and $37 of interest costs associated with projects under development (2005 — $10 and $19, respectively).

6.     Post-employment benefits

        Post-employment benefit expenses for the three and six months ended June 30, 2006 and 2005 are summarized as follows:

	Three months		Six months
Periods ending June 30,	2006	2005	2006	2005
Defined benefit plans	8	11	16	25
Defined contribution plans	5	3	9	6
Other benefits plans	10	8	19	15

	23	22	44	46

7.     Preferred Shares Liabilities

        On April 26, 2006, the Company redeemed a total of 20 million or $500, of its outstanding Junior Preference Shares. On June 28, 2006, the Company redeemed the remaining balance of approximately 10 million or $250, of its outstanding Junior Preference Shares. Each Junior Preference Share was redeemed at a price of $25.25 plus accrued and unpaid dividends. Upon these redemptions, the Company had no more outstanding Junior Preference Shares.

8.     Variable Interest Entity

        During the quarter, a joint venture was formed by the Company and its partner, SMSP, for the Koniambo Nickel project. The joint venture is 49% owned by the Company and 51% owned by SMSP. The formation of the project reflects the contribution of mining rights and bankable feasibility studies by the two partners to the project respectively. The joint venture was determined to be a variable interest entity in which the Company, as the financier and manager of the project, is the primary beneficiary. As a result, the Company consolidated 100% of the net assets of the joint venture and recorded the related minority interest, which represents the 51% of the project net assets owned by SMSP. The consolidation of the joint venture resulted in an increase to the operating capital assets by $183 and a corresponding increase to the interest of other shareholders on the balance sheet as at June 30, 2006.

9.     Shareholders' Rights Plan

        On March 21, 2006, the Company enacted a new shareholder rights plan, designed to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. The rights issued under the rights plan become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with the "Permitted Bid" provisions of the rights plan or without approval of the Board of Directors of the Corporation. Should such an acquisition occur, rights holders (other than the acquiring person and related persons) can purchase common shares of the Corporation at half the prevailing market price at the time the rights become exercisable. Under the rights plan, a Permitted Bid is a bid made to all holders of the Corporation's common shares for all of their shares. If at the expiry of the bid at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the shares. The rights plan will not prevent an offer made to all shareholders for all of their shares. On June 30, 2006, in response to the application by Xstrata plc to terminate the rights plans, the Ontario Securities Commission issued an order stating that the Falconbridge Shareholder Rights Plan will remain in place until the earlier of Xstrata plc obtaining a majority of the outstanding common shares of Falconbridge it does not own based on its offer dated May 18, 2006 (revised on July 11, 2006 and revised again on July 19, 2006) to acquire 100% of Falconbridge shares at C$62.50 per common share in cash, or July 28, 2006.

10.   Subsequent event

        On July 16, 2006, the Company declared a special dividend of C$0.75 per common share payable on August 10, 2006 to shareholders of record at close of business on July 26, 2006. This amount was accrued on the date of declaration.

11.   Contingent liabilities

        During the quarter, the Company secured a letter of credit of Cdn $200 million for the pension liabilities of the Company's Canadian operations.

        On May 13, 2006, the Company amended the terms of its support agreement with Inco Limited ("Inco") which was initially endorsed by Inco and the Company in October, 2005 for a take-over bid for all the outstanding shares of the Company by Inco payable in cash and Inco shares. The completion of the take-over bid requires acceptance of 50.01% of all common shareholders of the Company on a fully-diluted basis. In accordance with the revised support agreement, the Company will be required to provide for a payment of up to $450 to Inco in the event that the acquisition is not completed for certain reasons.

        As part of the process of obtaining regulatory approvals for the Inco take-over bid, on June 7, 2006, the Company and Inco reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the sale to LionOre of Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility. The purchase price to be paid by LionOre for the operations to be sold is $650, of which $400 will be in cash and $250 of LionOre common shares. The closing of the sale is conditional on Inco taking up and paying for Falconbridge shares pursuant to its offer and certain other standard terms and conditions to closing. If this condition is not met, the Company would be required to provide for the payment of $32.5 which is included in the fee of $450 paid to Inco if the Inco take-over bid is not completed.

12.   Shareholders' Equity

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(US$ millions)

	For the six months ended June 30, 2006		For the year ended December 31, 2005
	Shares (000)	Amount	Shares (000)	Amount
Share capital
Authorized — an unlimited number of:
Preferred, Common and Participating shares
Issued:
Common Shares
Balance, beginning of period	370,688	$4,264	296,970	$2,107
Issued on exercise of stock options	1,531	26	3,486	52
Issued under dividend re-investment	—	—	65	1
Issued upon conversion of debentures	724	22	703	21
Repurchased	—	—	(63,377)	(451)
Issued under amalgamation (Note 2)	—	—	132,841	2,534

Balance, end of period	372,943	$4,312	370,688	$4,264

Preferred Shares, Series F
Balance beginning and end of period	3,246	59	3,246	59

Preferred Shares, Series G
Balance beginning and end of period	8,754	137	8,754	137

Preferred Shares, Series 1
Balance, beginning of period	90	1	—	—
Assumed through amalgamation (Note 2)	—	—	90	1

Balance, end of period	90	1	90	1

Preferred Shares, Series 2
Balance, beginning of period	4,787	78	—	—
Assumed through amalgamation (Note 2)	—	—	4,787	78

Balance, end of period	4,787	78	4,787	78

Preferred Shares, Series 3
Balance, beginning of period	3,123	51	—	—
Assumed through amalgamation (Note 2)	—	—	3,123	51

Balance, end of period	3,123	51	3,123	51

Contributed Surplus
Equity component of the convertible debentures		32		37
Stock option valuation		7		10

		39		47

Retained earnings:
Balance beginning of period		$154		$231
Net income		1,190		872
Dividends: Common		(80)		(133)
Preferred		(11)		(17)
Cost of shares repurchased in excess of their stated values		—		(799)

Balance, end of period		1,253		154

Currency translation at end of period		243		240

Total shareholders' equity		$6,173		$5,031

Basic weighted average number of shares — 000s		372,243		339,756

Diluted weighted average number of shares — 000s		379,161		346,174

13.   Segmented Information

        The Company has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operating results and identifiable assets are presented below:

	Three Months ended June 30, 2006
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,479	733	371	366	(1)	$3,948

Operating expenses
Mining, processing and refining costs	310	246	60	161	48	825
Purchase of raw materials	1,247	209	147	120	—	1,723
Depreciation, amortization and accretion	65	43	13	12	26	159

	$1,622	498	220	293	74	$2,707

Income (loss) generated by operating assets	$857	235	151	73	(75)	$1,241

Interest expense, net						(45)
Corporate and general administration						(39)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(3)

Income before undernoted						$1,138
Other expense						(4)
Tax expense						(406)

Net Income						$728

Capital investments	$70	112	12	16	5	$215

	Three Months ended June 30, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,044	610	127	272	(1)	$2,052

Operating expenses
Mining, processing and refining costs	264	221	37	137	(16)	643
Purchase of raw materials	510	145	57	89	(2)	799
Depreciation, amortization and accretion	68	44	8	11	16	147

	$842	410	102	237	(2)	$1,589

Income generated by operating assets	$202	200	25	35	1	$463

Interest expense, net						(37)
Corporate and general administration						(19)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(55)

Income before undernoted						$336
Other expense						(1)
Tax expense						(133)

Net income						$202

Capital investments	$62	83	2	8	7	$162

13.   Segmented Information — continued

	Six Months ended June 30, 2006
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$4,247	1,314	570	676	(1)	$6,806

Operating expenses
Mining, processing and refining costs	630	460	112	317	49	1,568
Purchase of raw materials	2,118	375	223	214	—	2,930
Depreciation, amortization and accretion	153	96	20	25	34	328

	$2,901	931	355	556	83	$4,826

Income (loss) generated by operating assets	$1,346	383	215	120	(84)	$1,980

Interest expense, net						(77)
Corporate and general administration						(63)
Research, development and exploration						(27)
Minority interest in earnings of subsidiaries						(5)

Income before undernoted						$1,808
Other income						10
Tax expense						(628)

Net Income						$1,190

Capital investments	$126	196	15	23	11	$371

	Six Months ended June 30, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,012	1,145	246	543	—	$3,946

Operating expenses
Mining, processing and refining costs	506	391	87	276	(22)	1,238
Purchase of raw materials	950	287	111	174	(1)	1,521
Depreciation, amortization and accretion	123	73	17	23	29	265

	$1,579	751	215	473	6	$3,024

Income (loss) generated by operating assets	$433	394	31	70	(6)	$922

Interest expense, net						(65)
Corporate and general administration						(36)
Research, development and exploration						(27)
Minority interest in earnings of subsidiaries						(149)

Income before undernoted						$645
Other expense						(10)
Tax expense						(257)

Net income						$378

Capital investments	$110	131	3	15	13	$272

14.   Comparative Figures

        The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated statements.

QuickLinks

FALCONBRIDGE LIMITED CONSOLIDATED STATEMENT OF INCOME (US$ millions except for per share amounts, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASHFLOWS (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR THREE MONTHS ENDING JUNE 30
FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR YEAR TO DATE SIX MONTHS ENDING JUNE 30
FALCONBRIDGE LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Millions of US dollars, except per share amounts and as otherwise indicated) (Unaudited)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ millions)